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December 1, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Stephani Bouvet

Re:	Allot Communications Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed May 7, 2009
File No. 001-33129

Dear Ms. Bouvet:

        On behalf of our client, Allot Communications Ltd., an Israeli company (the “Company”), we hereby ackowledge receipt by the Company of the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated November 25, 2009 (the “Comment Letter”) with respect to the above-referenced filing of the Company. Further to the discussions with you earlier today, we hereby confirm the Company will respond to the Comment Letter on or before December 18, 2009.

        Please do not hesitate to contact the undersigned at (212) 819-8754 or Heath Sandak at (212) 819-8884 with any questions regarding this letter.

Sincerely, /s/ Colin J. Diamond Colin J. Diamond

cc: Doron Arazi, Chief Financial Officer, Allot Communications Ltd.